KVINTESS F&DI HOLDINGS CORP.

Baumana St., 62

Kazan, Russia

January 22, 2015

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Kvintess F&DI Holdings Corp.
SEC Comment Letter dated December 10, 2014
Form 10
Filed November 12, 2014
File No. 000-55317

Dear Sir/Madam:

We are submitting herein the responses of Kvintess F&DI Holdings Corp. (the “Company”) to the comments set forth in your comment letter dated December 10, 2014 on the Form 10 (the “Form 10”) filed by the Company under the Securities Exchange Act of 1934, as amended. We are filing an Amendment No. 1 to the Form 10 (the “Amended Form 10”) together with this correspondence.

The responses set forth below are numbered in accordance with the numbered comment to which the response is directed and, for convenience, the comment letter side captions are included and the subject matter of the comment is identified in summary fashion in the response.

General

1.	No response required.

2.	Accounting and Financial Reporting Controls. Management is responsible for establishing adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and accordance with U.S. generally accepted accounting principles (“GAAP”).

The books and records of the Company’s Russian subsidiary is not kept on a GAAP basis, but are translated to statements on a GAAP basis by outside accounting personnel. The outside accounting personnel have substantial knowledge of GAAP and international accounting standards. The outside accounting personnel consists of two individuals employed by the Company on a contract basis, one located in Moldova and the other located in the United States.

The accounting personnel located in Moldova has worked with U.S. public companies located in the Russian Federation, Romania and Moldova. She is a graduate of a university in Moldova and the accounting standards in Moldova follow the principles of U.S. GAAP. The public companies in the U.S. she has worked with include Diversified Global Holdings Group Inc, Emerging Media Holdings, Inc, LifeStyle Medical Network Inc, and KVintess F&DI Holdings Corp. She has worked with public entities in the U.S. since 2005.

The Company also employs a U. S. certified public accountant in the U.S. to help prepare the financial statements in accordance with U.S. GAAP. The individual and his prior firms were formerly registered with the Public Companies Accounting Oversight Board (“PCAOB”) since the inception of the PCAOB. The individual was formerly a partner with two registered PCAOB firms and has worked over 40 years as a partner in certified public accounting firms in the U.S. He is a member Of the AICPA and NJSCPA. In addition, the individual has worked with Deloitte & Touche since 1980 preparing financial statements for public companies that were audited by Deloitte.

Both of the above individuals have worked with KVintess during 2014 to help prepare the financial statements included in the Company’s Form 10. Both individuals have vast experience with U.S. GAAP. KVintess has paid the two individuals a total of $30,000 during 2014 consisting of approximately 125 hours.

Management, including the Company’s CFO, is knowledgeable of U.S. GAAP and financial reporting. The Company relies on the U.S. certified public accountant as a part of their internal controls over financial reporting to be compliant to present the Company’s financials in accordance with U.S. GAAP.

3.	Kvintess Premium Estimates. The sales price and cost estimates for Kvintess have been removed from the filing.

4.	Cover Page. We have revised the cover page to indicate that the Company is a smaller reporting company.

Item 1. Business, page 3

5.	Expand Discussion of Projects and Business Plans. The business discussion has been expanded to include treatment of Kvintess Concept and Kvintess Business projects.

General, page 3

6.	Timeline for Kvintess Premium. The requested disclosure concerning the project timeline for Kvintess Premium is included in the business discussion in Item I of the Amended Form 10

7.	Use of Kazan Land for Kvintess Premium. The requested disclosure concerning the use of the 45.7 hectare parcel of land is included in the business discussion in Item I of the Amended Form 10.

8.	Use of General Contractor. The Company uses a general contractor in the construction of Kvintess Premium. The requested disclosure concerning the arrangements with the general contractor are included in the discussion of the project in Item 1 of the Amended Form 10, and the contract with the general contractor is filed as an exhibit.

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Risk Factors, page 7

9.	Management Experience. The inclusion of a risk factor in the Company’s Exchange Act filings relating to management’s lack of experience in operating a publicly traded company would appear possibly to be premature, since the stock of the Company is not publicly traded at this point. Following clearing comments on the Form 10, the Company would have to complete a lengthy process, with the assistance of a market maker, and file with FINRA for a new quotation and with The Depository Trust Corporation for DTC eligibility, to enable the regulatory base for a public market for the company’s stock to be put in place.

10.	Geographical Concentration of Operations Risk. The risk factor relating to the cyclical nature of the construction business has been expanded in the Amended Form 10 filing to indicate certain risks deriving from operating in a limited geographical area.

11.	Significant Holdings of Officers and Directors. The inclusion of a risk factor relating to the significant ownership of Company by officers and directors would appear to be more appropriate when the Company has completed the process for establishing a public market for its stock, as discussed in the response to Comment 9. At this point, the owners of the Company are all of the original founders, principal and non-principal, all of whose stock is restricted at the transfer agent and not tradable.

12.	Description of Debt Terms. In a new risk factor, the Company has provided the information requested by this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

13.	Plan of Operation. The Amended Form 10 includes a more detailed discussion of the Company’s plan of operations for the next twelve months as requested by this comment.

Liquidity, page 16

14.	Kazan Projects and Other Planned Business Operations Funding in 2015. The Amended Form 10 includes a more detailed discussion of the Company’s sources of funding in 2015 for the residential project, Kvintess Premium and other planned projects in Kazan.

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15.	Terms of Past Due Debt and Extension Arrangements. The liquidity section of the MD&A in the Amended Form 10 has been expanded to include a discussion of the terms of and extensions applicable to overdue debt. Reference is made to the outstanding debt table (Footnote 5) in the financial statements. There is no overdue debt. All loans have been extended to 2015 or later, or have been paid in full. The footnotes to the September 30, 2014 Unaudited Financial Statements have been updated to reflect the updated information.

Item 5. Directors and Executive Officer, page 19

Background of Officers and Directors, page 19

16.	CEO Term of Office. The term of office of Mr. Abiasov has been clarified in the Amended Form 10, distinguishing his term of office with the Company and with its Russian subsidiary.

17.	Details re Award Received by CEO. The Company has removed the discussion of Mr. Abiasov’s award from the filing.

18.	Five Year Business Experience of Officer and Director. The Amended Form 10 provides a more detailed biography of Mrs. Gabdrakhmanova with her business experience for the past five years.

Involvement in Certain Legal Proceedings, page 20

19.	Reference Period For Legal Proceedings. The ten year reference period for legal proceedings has been incorporated in the Amended Form 10. The Company has considered the applicability of Regulation S-K, Item 401(f), paragraphs (7)and (8) in making this disclosure in the Amended Form 10.

Item 7. Certain Relationships and Related Party Transactions, and Director Independence, page 22

20.	Information Concerning Promoters. The Amended Form 10 provides the information concerning the founders of the Company called for pursuant to Item 404, Regulation S-K.

Acquisition of Kvintess Finance Ltd., page 22

21.	Transfer of Kvintess Finance Ltd. to Company. In Item 7, the Amended Form 10 discloses the requested approximate dollar value of the transaction transferring Kvintess Finance to the Company. The total assets purchased amounted to $1,140,000 and the total liabilities assumed amounted to $1,251,000. The primary asset of land purchased was valued at historical cost. The shares issued had no value as there was no value attributed to the net assets purchased.

Related Party Loans to the Company and Company Receivables from Related Parties, page 23

22.	Related Party Loans. All Company loans to related parties were paid off prior to September 30, 2014. No such loans are currently outstanding. The table has been updated with regard to related party loans to the Company.

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Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 24

23.	Shares Available for Sale under Rule 144 Requirements. Item 201(a)(2)(ii) of Regulation S-K does not appear to require information as to shares available for resale by affiliates of the Company for a Form 10 filing.

Item 10. Recent Sales of Unregistered Securities

24.	Revisions to Sales of Unregistered Securities Table. The table has been revised as requested by this comment to identify the class of non-principal founding stockholders of the Company that received shares of common stock in connection with the organization of the Company.

Financial Statements and Supplemental Data

25.	Updated Financial Statements. The financial statements have been updated to September 30, 2014.

Consolidated Balance Sheet, page 32

26.	Accounts Payable to Related Parties. Footnote 6 has been included in the December 31, 2013 footnotes and the September 30, 2014 footnotes.

Notes to consolidated financial statements, page36

Description of Business and summary of significant accounting policies, page 36

27.	Acquisition of Kvintess Finance Ltd. The acquisition of Kvintess Finance Ltd. was accounted for as a transaction between entities under common control since Mrs. Guzel Gabdraskhmanova owns more than 50% of KVintess Finance, and Mr. Andrei Isaev owns more than 50% of KVintess F&DI Holdings Corp. Mr. Isaev and Mrs. Gabdraskhmanova are husband and wife.

Notes Receivable, page 39

28.	Accounting policies and Description of Loans by Company. The requested disclosures as to Company policies re its lending operations and the details of the notes receivable are set for the in Note 8 to the unaudited consolidated financial statements in the Amended Form 10.

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The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

KVINTESS F&DI HOLDINGS INC.

By:	/s/ Rufat Abiasov
Rufat Abiasov
Chief Executive Officer

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